EXHIBIT 16.1

PAULA S. MORELLI CPA, P.C. 21 Martha Street Freeport, NY 11520 516-378-4258

 May 26, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bibb Corporation and, under the date of March 30, 2010, we reported on the financial statements of Bibb Corporation as of and for the years ended December 31, 2009 and 2008. On February 27, 2011, we were dismissed. We have read Bibb Corporation’s statements included under Item 4.01(a) of its Form 8-K dated May 26 , 2011, and we agree with such statements, except that we are not in a position to agree or disagree with Bibb Corporation’s statements that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

By:Paula S. Morelli CPA

Paula S. Morelli CPA, P.C.
Freeport, New York